

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Sam Yagan
Chief Executive Officer
Corazon Capital V838 Monoceros Corp
222 West Merchandise Mart Plaza
Box #2982
Chicago, IL 60657

> **Re: Corazon Capital V838 Monoceros Corp**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253054**

Dear Mr. Yagan:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed February 12, 2021

If we seek shareholder approval of our initial business combination, our sponsor and members of our management team have agreed to vote..., page 33

1. We note that throughout your registration statement you state that your sponsor and each member of your management team have agreed to vote in favor of your initial business. Please expand your disclosure here and throughout your registration statement to state whether this agreement is pursuant to a letter agreement or some other written document. To the extent material and not already attached, please attach as an exhibit any such agreement(s).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551- 3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wayne E. Williams, Esq.